Exhibit 40

WIND SELECTS MARCONI’S ACCESS HUB FOR UMTS TRIAL

Marconi to provide equipment to support first UMTS trial networks in Milan and Rome for WIND

London — 6 March 2003 — Wind, the Italian telecommunications operator, has selected Marconi’s (MONI) Access Hub platform to support its Universal Mobile Telecommunications System (UMTS) pilot networks in Rome and Milan. Marconi will supply Wind with its AXH2500 equipment, the most advanced access node in Marconi’s Access Hub’s family, which is being used for the first time in a UMTS application in Italy.

Developed in Italy, Marconi’s Access Hub (AXH2500) will aggregate UMTS traffic from Wind’s metropolitan network to its core national network, which is based on Marconi’s Synchronous Digital Hierarchy (SDH) equipment. UMTS is the European version of the third-generation (3G) wireless mobile-telephone system.

The use of Marconi’s Access Hub for the UMTS trial will allow Wind to maximise the return on its existing Asymmetric Digital Subscriber Line (ADSL) access network investments in Marconi’s Access Hub equipment and will deliver savings on operating costs.

ENDS/...

Notes to Editors

Marconi’s Access Hub is a multi-service access node. It combines the functionality of Digital Subscriber Line Access Multiplexers (DSLAMs) along with the ability to aggregate all traffic types with one of the industry’s highest port densities. With a 32-line xDSL line card, the Access Hub family supports up to 576 xDSL lines in a single shelf and can also act as a wireless or fibre aggregation point, supporting a wide range of distributed DSL topologies. The Access Hub supports up to 40Gbit/s of bandwidth on the back plane.

The Access Hub platform is completely managed by Marconi’s ServiceOn Access network management system. ServiceOn Access is able to manage all of Marconi’s access solutions from a single, unified platform providing operators with the advantage of a common look and feel for all the different technologies deployed in their access network.

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Marconi contacts

Contacts

Name:	Joe Kelly	Heather Green
Title:	Public Relations	Investor Relations
Phone:	+44 (0) 207 306 1771	+44 (0) 207 306 1735
	+44 (0) 207 603 1490	heather.green@marconi.com
joe.kelly@marconi.com